Exhibit 21.1.

Subsidiaries of Emergent Capital, Inc., a Florida corporation

Entity	Jurisdiction
Blue Heron Designated Activity Company	Ireland
Golden Sparrow, LLC	Delaware
Harbordale, LLC	Delaware
Imperial Finance & Trading, LLC	Florida
Imperial Life Settlements, LLC	Delaware
Imperial Premium Finance, LLC	Florida
Imperial Settlements Financing 2010, LLC	Georgia
Lamington Road Bermuda Ltd.	Bermuda
Lamington Road Designated Activity Company	Ireland
Markley Asset Portfolio, LLC	Delaware
OLIPP IV, LLC	Delaware
Red Reef Alternative Investments, LLC	Delaware
Washington Square Financial, LLC	Georgia
White Eagle Asset Portfolio, LP	Delaware
White Eagle General Partner, LLC	Delaware